Exhibit 99.1

St. John's, NL – March 11, 2024

FORTIS INC. RELEASES 2024 CLIMATE REPORT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today released its 2024 Climate Report. This report builds on our 2022 TCFD and Climate Assessment and further details our understanding of climate-related impacts across the Fortis group of companies.

New in this report:

•	Climate scenario analysis using low and high emissions scenarios over three time horizons.
•	Physical risks and opportunities assessed for priority assets using nine climate hazards. Transition risks and opportunities assessed using a framework based on enterprise risk management principles.
•	Mitigation and resiliency activities across Fortis utilities.
•	Enhanced disclosures on climate governance at Fortis and its utilities.
•	Climate action and progress on established emission targets since the 2019 baseline year.

"With the knowledge gained from climate scenario analysis, we can make more informed decisions to minimize climate-related risks, maximize strategic growth opportunities, and increase the resilience of our operations while delivering cleaner energy our customers can afford," said David Hutchens, President and Chief Executive Officer, Fortis Inc. "We will continue to assess and prepare for how climate change impacts our business to position Fortis well for the future."

Fortis' current business strategy addresses the risks and opportunities identified in this report and informs future work to advance the preparedness of our utilities for climate impacts. Fortis remains focused on achieving emissions reduction targets, investing in cleaner energy solutions, enhancing resiliency of energy delivery assets, and supporting policy advancements.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $66 billion as at December 31, 2023. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com